SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of The Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 1-15142

NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

200 Bay Street

Royal Bank Plaza, South Tower

Suite 2350

Toronto, Ontario

Canada M5J 2J2

(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐                                 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    Assigned             File No.              No  ☒

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

This report on Form 6-K is specifically incorporated by reference into North American Palladium’s registration statement on Form F-10 (File No. 333-185656).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date: April 16, 2014	By:	/s/ Tess Lofsky
Tess Lofsky
Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Second Supplemental Indenture, dated April 11, 2014.

99.2	Warrant Indenture, dated April 11, 2014

99.3	Consent of Davies Ward Phillips & Vineberg LLP.

99.4	Consent of Stikeman Elliott LLP.

99.5	Consent of Tetra Tech, Inc.